Exhibit 21.1

Silexion Therapeutics Corp

List of Subsidiaries

Name	Jurisdiction of Incorporation	% Ownership
Moringa Acquisition Corp	Cayman Islands	100%
Silexion Therapeutics Ltd.	Israel	100%
Silexion Therapeutics GmbH	Germany	100%
Silenseed (China) Ltd.	China	100%